SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                             ------------------

                                SCHEDULE 13D
                             (Amendment No. 1)*

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Mothers Work, Inc.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                619 903 10 7
                               (CUSIP Number)

                        Christopher W. Morgan, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                          Suite 1820, North Tower
                              Royal Bank Plaza
                      Toronto, Ontario, Canada M5J 2J4

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             November 17, 1998
          (Date of Event which Requires Filing of this Statement)

                             ------------------


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subsequent class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




     CUSIP No. 619 903 10 7            13D               Page 2 of 10 Pages


(1)      Name of Reporting Persons.  IRS Identification Nos.
         of Above Persons (entities only)

         Oakmont Capital Inc.

(2)      Check the Appropriate Box if a Member of a Group (See
         Instructions)                                           (a) |X|
                                                                 (b) |_|

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         WC

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e).                                          |_|

(6)      Citizenship or Place of Organization

         Ontario, Canada

                                             (7)   Sole Voting Power
                     Number of                          173,800
                Shares Beneficially
                       Owned                 (8)   Shared Voting Power
                      by Each                                 0
                     Reporting
                    Person With              (9)   Sole Dispositive Power
                                                        173,800

                                            (10)   Shared Dispositive Power
                                                              0

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         259,000 (See Item 5 herein)

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)                                |_|

(13)     Percent of Class Represented by Amount in Row (11)

         7.2% (See Item 5 herein)

(14)     Type of Reporting Person (See Instructions)

         CO



      CUSIP No. 619 903 10 7            13D              Page 3 of 10 Pages


(1)      Name of Reporting Persons.  IRS Identification Nos. of
         Above Persons (entities only)

         E.J.K. Real Estate Services Limited

(2)      Check the Appropriate Box if a Member of a Group (See
         Instructions)                                       (a) |X|
                                                             (b) |_|

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         WC

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e).      |_|

(6)      Citizenship or Place of Organization

         Ontario, Canada

                                             (7)   Sole Voting Power
                     Number of                          30,000
                Shares Beneficially
                       Owned                 (8)   Shared Voting Power
                      by Each                          173,800
                     Reporting
                    Person With              (9)   Sole Dispositive Power
                                                        30,000

                                            (10)   Shared Dispositive Power
                                                       173,800

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         259,000 (See Item 5 herein)

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)                               |_|

(13)     Percent of Class Represented by Amount in Row (11)

         7.2% (See Item 5 herein)

(14)     Type of Reporting Person (See Instructions)

         CO



      CUSIP No. 619 903 10 7             13D             Page 4 of 10 Pages


(1) Name of Reporting Persons. IRS Identification Nos. of Above Persons (entities only)

         1272562 Ontario Inc.

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                             (a) |X|
                                                             (b) |_|

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         WC

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e).                                      |_|

(6)      Citizenship or Place of Organization

         Ontario, Canada

                                             (7)    Sole Voting Power
                     Number of                                 0
                Shares Beneficially
                       Owned                 (8)    Shared Voting Power
                      by Each                            173,800
                     Reporting
                    Person With              (9)    Sole Dispositive Power
                                                               0

                                            (10)    Shared Dispositive Power
                                                          173,800

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         259,000 (See Item 5 herein)

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)                               |_|

(13)     Percent of Class Represented by Amount in Row (11)

         7.2% (See Item 5 herein)

(14)     Type of Reporting Person (See Instructions)

         CO



      CUSIP No. 619 903 10 7               13D             Page 5 of 10 Pages


(1) Name of Reporting Persons. IRS Identification Nos. of Above Persons (entities only)

         Terence M. Kavanagh

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                           (a) |X|
                                                           (b) |_|

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e).                                      |_|

(6)      Citizenship or Place of Organization

         Canada

                                             (7)    Sole Voting Power
                     Number of                             7,400
                Shares Beneficially
                       Owned                 (8)    Shared Voting Power
                      by Each                            206,800
                     Reporting
                    Person With              (9)    Sole Dispositive Power
                                                          7,400

                                            (10)    Shared Dispositive Power
                                                       206,800

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         259,000 (See Item 5 herein)

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)                              |X|

         (See Item 5 herein)

(13)     Percent of Class Represented by Amount in Row (11)

         7.2% (See Item 5 herein)

(14)     Type of Reporting Person (See Instructions)

         IN



      CUSIP No. 619 903 10 7             13D              Page 6 of 10 Pages


(1) Name of Reporting Persons. IRS Identification Nos. of Above Persons (entities only)

         Gregory P. Hannon

(2)      Check the Appropriate Box if a Member of a Group (See
         Instructions)                                   (a) |X|
                                                         (b) |_|

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e).                                       |_|

(6)      Citizenship or Place of Organization

         Canada

                                             (7)   Sole Voting Power
                     Number of                           43,800
                Shares Beneficially
                       Owned                 (8)   Shared Voting Power
                      by Each                           174,800
                     Reporting
                    Person With              (9)   Sole Dispositive Power
                                                        43,800

                                            (10)   Shared Dispositive Power
                                                       174,800

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         259,000

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)                                |X|

         (See Item 5 herein)

(13)     Percent of Class Represented by Amount in Row (11)

         7.2%

(14)     Type of Reporting Person (See Instructions)

         IN




Item 1.     Security and Issuer

            The Schedule 13D filed with the U.S. Securities and Exchange Commission on October 8, 1998 by Oakmont Capital Inc., an Ontario corporation ("Oakmont"), E.J.K. Real Estate Services Limited, an Ontario corporation ("EJK"), 1272562 Ontario Inc., an Ontario corporation ("1272562"), and Gregory P. Hannon and Terence M. Kavanagh, each of whom are citizens of Canada (collectively, the "Reporting Persons") relating to the shares ("Shares") of common stock, par value $0.01 per share, of Mothers Work, Inc. (the "Issuer"), is amended to furnish the additional information set forth herein. All capitalized terms contained herein but not defined herein shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

Item 3.     Source and Amount of Funds or Other Consideration

            The net purchase price of the 36,600 Shares purchased by the Reporting Persons was $340,552 (including commissions). The source of funding for the purchase of these Shares was general working capital of Oakmont and personal funds of each of Messrs Kavanagh and Hannon.

Item 5.     Interest in Securities of the Issuer

            (a) As of the close of business on November 17, 1998, the Reporting Persons may be deemed to beneficially own, in the aggregate, 259,000 Shares, representing approximately 7.2% of the Issuer's outstanding Shares (based upon the 3,597,997 Shares stated to be outstanding as of August 3, 1998 by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 10, 1998).

            (b) Oakmont has sole voting power and sole dispositive power with respect to the 173,800 Shares that it owns directly. Oakmont may be deemed to be a beneficial owner of the balance of the 259,000 Shares beneficially owned by the Group, by virtue of its participation in the Group.

                  EJK has sole voting power and sole dispositive power with respect to the 30,000 Shares that it owns directly. EJK has shared voting power and shared dispositive power with respect to the 173,800 Shares owned directly by Oakmont, by virtue of EJK's ownership of 50% of the outstanding voting stock of Oakmont and its right to nominate one of the two members of the Board of Directors of Oakmont. EJK may be deemed to be a beneficial owner of the balance of the 259,000 Shares beneficially owned by the Group, by virtue of its participation in the Group.

                  1272562 has shared voting power and shared dispositive power with respect to the 173,800 Shares owned directly by Oakmont, by virtue of its ownership of 50% of the outstanding voting stock of Oakmont and its right to nominate one of the two members of the Board of Directors of Oakmont. 1272562 may be deemed to be a beneficial owner of the balance of the 259,000 Shares beneficially owned by the Group, by virtue of its participation in the Group.

                  Mr. Kavanagh has sole voting power and sole dispositive power with respect to 7,400 Shares owned through a self-directed Retirement Savings Plan. Mr. Kavanagh has shared voting power and shared dispositive power with respect to the following Shares:

                  (i) the 30,000 Shares owned directly by EJK, by virtue of Mr. Kavanagh's ownership of all of the outstanding voting stock of EJK;

                  (ii)  3,000 Shares owned directly by the Estate of Edwin
                        J. Kavanagh, of which Mr. Kavanagh is one of three trustees; and

                  (iii) the 173,800 Shares owned directly by Oakmont, by
                        virtue of Mr. Kavanagh's ownership of all the outstanding voting stock of EJK, and EJK's ownership of 50% of the outstanding voting stock of Oakmont and its right to nominate one of the two members of the Board of Directors of Oakmont.

Mr. Kavanagh may be deemed to be a beneficial owner of the balance of the 259,000 Shares beneficially owned by the Group, by virtue of his participation in the Group.

            Mr. Kavanagh's spouse owns directly 1,900 Shares and his mother owns, directly and through a Retirement Income Fund, 17,300 Shares, as to which Mr. Kavanagh disclaims beneficial ownership.

            Mr. Hannon has sole voting power and sole dispositive power with respect to the following Shares:

                  (i) 33,800 Shares owned directly by him or through a self-directed Retirement Savings Plan; and

                  (ii) 10,000 Shares owned directly by two trusts for Mr. Hannon's children; Mr. Hannon is the sole trustee of each such trust.

Mr. Hannon has shared voting power and shared dispositive power with respect to the following Shares:

                  (iii) 1,000 Shares owned directly by Gilter Inc., an
                        Ontario corporation of which all of the outstanding voting stock is owned by the Gregory Hannon Family Trust, of which Mr. Hannon is one of two trustees; and

                  (iv) the 173,800 Shares owned directly by Oakmont, by virtue of his ownership all of the capital stock of 1272562, and 1272562's ownership of 50% of the outstanding voting stock of Oakmont and its right to nominate one of the two members of the Board of Directors of Oakmont.

Mr. Hannon may be deemed to be a beneficial owner of the balance of the 259,000 Shares beneficially owned by the Group, by virtue of his participation in the Group.

            Mr. Hannon's spouse owns directly 13,500 Shares, as to which Mr. Hannon disclaims beneficial ownership.

            (c) The following table sets forth all transactions with respect to Shares effected during the past 60 days by any of the Reporting Persons. All such transactions were effected in the open market.


                                    NO. OF SHARES             PRICE
NAME                   DATE            PURCHASED             PER SHARE

Oakmont               10/28/98          12,000                 $ 8.563
Oakmont               10/30/98           2,000                 $ 8.250
Oakmont               11/03/98           2,900                 $ 8.250
Oakmont               11/11/98             300                 $ 9.375
Oakmont               11/12/98           8,000                 $10.000
Oakmont               11/12/98             400                 $10.000
Oakmont               11/12/98           5,000                 $10.625
Oakmont               11/12/98             100                 $10.750
Oakmont               11/13/98             600                 $10.375
Oakmont               11/13/98           3,100                 $10.875
Oakmont               11/13/98             900                 $11.000
Oakmont               11/17/98           2,200                 $ 9.875
Gregory P. Hannon     10/27/98           2,700                 $ 8.563
Terence M. Kavanagh   10/09/98             900                 $ 9.875
Terence M. Kavanagh   10/26/98           2,000                 $ 8.594
Terence M. Kavanagh   10/27/98           1,500                 $ 8.563
E.J.K.                11/12/98          (8,000)                $10.000
                                       -------
                                        36,600


                                   SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 19, 1998

                                          OAKMONT CAPITAL INC.


                                          By /s/ Terence M. Kavanagh
                                             ____________________________
                                             Terence M. Kavanagh
                                             President


                                          E.J.K. REAL ESTATE SERVICES LIMITED


                                          By /s/ Terence M. Kavanagh
                                             ____________________________
                                             Terence M. Kavanagh
                                             President


                                          1272562 ONTARIO INC.


                                          By /s/ Gregory P. Hannon
                                             ____________________________
                                             Gregory P. Hannon
                                             President


                                             /s/ Terence M. Kavanagh
                                             ____________________________
                                             Terence M. Kavanagh


                                             /s/ Gregory P. Hannon
                                             ___________________________
                                             Gregory P. Hannon